BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83
BP p.l.c.
1 St James’s Square
London SW1Y 4PD
United Kingdom

Switchboard: +44 (0)20 7496 4000
Central Fax: +44 (0)20 7496 4630
Telex: 888811 BPLDN X G

August 12, 2010

By Hand

Mr. H. Roger Schwall,
Assistant Director, Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-7010

Re:    BP p.l.c.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed March 5, 2010
File No. 001-06262

Dear Mr. Schwall:

I refer to your letter to David Jackson, BP company secretary, dated July 19, 2010 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F of BP p.l.c. (“BP”) for the fiscal year ended December 31, 2009 (the “Form 20-F”) (File No. 001-06262).

In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters in response to the Staff’s comments.  This letter contains confidential information of BP and is submitted to the Staff on a confidential basis.  Concurrent with the submission to you of this letter, confidential treatment is being requested under the Commission’s rules.  Accordingly, this response letter is being filed by hand and not via EDGAR.  The other letter being submitted does not contain confidential information of BP and therefore is not submitted on a confidential basis.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in italicized text, and have provided our responses immediately following each comment.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

Form 20-F for Fiscal Year Ended December 31, 2009

Our Performance, page 11

Safety, page 11

1.
We note your disclosure on page 70 that in January 2010, a joint meeting of the audit and the safety, ethics and environment assurance committees of the board reviewed reports from a general auditor as part of the board’s annual review of the company’s system of internal control.  The reports described the significant risks identified across the group and highlighted remedial actions taken by management in response to significant failings and weaknesses identified.  Please provide copies of such reports to us.  In addition, please tell us what consideration you gave to identifying such risks in your annual report on Form 20-F for the fiscal year ended December 31, 2009.

Response:	Please see our letter dated August 6, 2010 in response to this comment.

2.
We also note your disclosure on page 70 that you have in place a system of internal controls for managing risks, including environmental risks. In light of the Deepwater Horizon accident, please expand your disclosure to describe such internal controls.

Response:	Please see our letter dated August 6, 2010 in response to this comment.

Risk Factors, page 14

3.
We note your risk factor disclosures under the headings “Process Safety,” “Personal Safety,” and “Environmental.” Please revise each such risk factor to explain clearly how the risk affects you or your securities. See Instructions to Item 3.D of Form 20-F. For example, and without limitation, please address the following:

•	Please discuss material risks related to process safety and environmental law compliance in the context of prior oil spills and other major incidents.

•	Please discuss material risks related to personal safety in the context of your historical safety issues.

•
Please discuss with more specificity the material risks related to the nature and location of your activities. Your revised disclosure should address, but should not be limited to, the risks related to your operations in the Gulf of Mexico.

Response:
We refer the Staff to the revised risk factors contained in our Report on Form 6-K dated July 28, 2010 containing our results for the interim period ended June 30, 2010 (the “2Q Form 6-K”), in particular under the headings “Principal risks and uncertainties – The Gulf of Mexico oil spill – Containment and well control risk,” “Principal risks and uncertainties – The Gulf of Mexico oil spill – Claims, litigation and enforcement risk,” Principal risks and uncertainties – The Gulf of Mexico oil spill – Risk of increased regulation” and “Principal risks and uncertainties – Other risks – Operational risks.”

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

4.
We note your disclosure at page 40 that you generally restrict your purchase of insurance to situations where this is required for legal or contractual reasons. In your revisions to the risk factor disclosures in response to the comment immediately above, please address such risks in the context of your insurance coverage with respect to potential claims. Please also address such risks in the context of your material indemnification obligations.

Response:
We refer the Staff to the revised risk factors contained in the 2Q Form 6-K, in particular under the heading “Principal risks and uncertainties – Other risks – Operational risks – Liquidity, financial capacity and financial exposure.”

Further Note on Certain Activities, page 17

5.
We note the statement that you supply fuels and lubricants to airlines and shipping companies from Sanctioned Countries, that Sanctioned Countries is defined as countries identified by the U.S. Department of State as State Sponsors of Terrorism, and that Sudan is deemed a State Sponsor of Terrorism. Please tell us whether your activities include supplying fuels and lubricants to airlines and shipping companies from Sudan.

Response:
As noted in response to Comment 6 below, BP has sold small quantities of aviation fuel to Sudanese entities (primarily Sudan Airways) outside Sudan (in Sharjah, UAE and Dubai, UAE).  These sales amounted to approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2007, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2008, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2009 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million up to June 30, 2010.  BP does not supply lubricants to airlines or shipping companies from Sudan.  [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

6.
We note your disclosure regarding business activities in Iran, Syria and Cuba. Please provide us with updated information relating to business activities in, or other business contacts relating to, these countries since your letter to us dated November 4, 2008.  Your response should include information regarding any past, current or anticipated direct or indirect contacts with the countries since that date, including contacts through subsidiaries. Describe the nature and scope of any products, technologies, equipment, and services you have provided in each of these countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the countries, since your November 4, 2008, letter. Tell us the nature and amount of any payments you have made since your letter to us of November 8, 2008 to the governments of these countries or entities controlled by these governments. In this regard, we note that you have contacts with the National Iranian Oil Company and with NaftIran which, according to June 2010 news articles, is heavily funded by Iran’s central government.

Provide the same information regarding any contacts relating to Sudan.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

Response:	We refer the Staff to the revised disclosure under the heading “Further note on certain activities” in the 2Q Form 6-K.

As disclosed in BP’s Form 20-F and 2Q Form 6-K, and in previous correspondence with Staff, BP or its subsidiaries conduct limited business activities in, or with companies from, Iran, Syria, Cuba, Sudan and Burma.  As noted in our response to Comment 7 below, we do not consider that these activities are material to the BP group.

Cuba

Castrol BV, a BP-owned subsidiary, owns a 50% interest in a joint venture (the “Cuba JV”) in Cuba which manufactures lubricants for sale in the local Cuban market.  Sales by the Cuba JV were $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2009 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million up to June 30, 2010.  BP purchased from the Cuba JV lubricants from Cuba amounting to $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2007, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2008 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2009 for sale outside Cuba.  In 2010 up to June 30, purchases from the Cuba JV totaled $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].  Neither BP nor Castrol BV has provided any technology or equipment to the Cuba JV from 2007 to the present.  BP also sold $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million of lubricants to the Cuba JV in 2008, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2009 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2010, in each case from other sources.

In 2009, BP purchased a cargo of Naphtha, a refining feedstock, in Cuba from a non-Cuban counterparty valued at approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million.  BP has also registered certain of its patents and trademarks in Cuba and paid approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2008 for IP registration.  No such registration payments were made in 2009 or through June 30, 2010.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

The Cuba JV has paid tax in Cuba in an amount of approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2008 and approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2009.

Iran

As noted in our Form 20-F, and in previous correspondence with Staff, BP has interests in two exploration and production projects in which Iranian companies also hold interests; these are the Shah Deniz gas field in the Azerbaijan sector of the Caspian Sea (and associated export arrangements) and Rhum in the North Sea.

The Shah Deniz project exists under the framework of a production sharing agreement, ratified by the Azerbaijan Parliament, under which the State of Azerbaijan selected the Iranian government entity Oil Industries Engineering and Construction Company as a project participant and under which BP was granted permission to operate on behalf of the State of Azerbaijan and other consortium members. The current Iranian entities in the Shah Deniz project, Naftiran Intertrade Co. Ltd and its affiliates (“NICO”), are successors to Oil Industries Engineering and Construction Company.

The Shah Deniz project is involved in the exploration, appraisal, development, and production of natural gas from the Shah Deniz field and the export and sale of that gas into and through Azerbaijan, Georgia and Turkey. Shah Deniz is planning further field development and expansion of offshore and onshore facilities and pipelines in order to increase the supply of gas into Georgia and Turkey and commence transit across Turkey and sales into continental Europe.

The Shah Deniz project is important to the diversity of gas supplies and the energy security of Europe and has received the full support of Western governments, including the United States. As recently as January and June 2010, the US Special Envoy for Eurasian Energy and the US Secretary of State, respectively, confirmed that the development of Shah Deniz, as part of the so-called Southern Corridor that will bring natural gas from the Caspian region to Europe, is a top US priority.

NICO owns 10% or less of the equity in the Shah Deniz project and NICO’s entitlement to production is considerably less than this, after taking into account the State of Azerbaijan’s share under the production sharing mechanism.

NICO does not have any operating or managerial control of the project, and no NICO personnel are involved in joint venture activities. The Office of Foreign Assets Control of the US Treasury Department has determined that the Shah Deniz project is not considered to be an entity of the Government of Iran.

Since 2008, BP has refunded to NICO payments totalling approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], which represent over-payments made by NICO for administrative overhead charges pursuant to the Shah Deniz production sharing and joint operating agreements.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

The Rhum field, located in the UK sector of the North Sea, is operated by BP Exploration Operating Company Limited (“BPEOC”), a subsidiary of BP.  Rhum is a 50/50 un-incorporated joint venture between BPEOC and the Iranian Oil Company (U.K.) Limited (“IOC”).  The Rhum joint venture was originally established in 1974 and is an important supplier of natural gas to the UK.  BPEOC has an obligation under a Rhum raw gas sale and purchase agreement to pay IOC for certain volumes of raw gas recovered from the crude oil stabilization process that BPEOC provides under a Rhum pipeline liquids transportation and processing agreement with the Forties Pipeline System.  In practice, this obligation is met as a set off against tariffs that IOC owes BPEOC under that pipeline liquids transportation and processing agreement.  These offsetting obligations are treated as bookkeeping entries by BPEOC and no payments are made or funds transferred to IOC.

BP Iran Limited is a wholly owned subsidiary of BP.  It maintains a corporate office but no employees in Iran.  BP occasionally conducts seminars on non-technical topics such as project and asset management and product markets.  BP Iran maintains a bank account at private Saman Bank for corporate registration and other incidental expenses.  In 2009 and the half year to June 30, 2010, approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] was paid to the government of Iran in connection with these costs.  [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

BP purchased several cargos of crude from Iran or Iranian counterparties, including NIOC and NICO, valued at $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2007, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2008 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2009.  BP has not made any such crude purchases through June 30, 2010.  BP also purchased from Iranian counterparties methanol and other refinery or petrochemical feedstocks with an aggregate value of approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million during 2007, 2008 and 2009, respectively.  Purchases from non-Iranian counterparties of two cargos of Iranian petrochemical feedstocks up to June 30, 2010 amounted to approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million.

BP Shipping transports crude oil and other hydrocarbons from Iran for sale to third parties or for use in BP’s refineries and occasionally charters Iranian vessels for the carriage of cargo outside Iran. By company policy, BP does not discharge cargos of any products in Iran.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

BP Marine sold approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in lubricants to Iranian shipping companies in 2008 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2009.  BP anticipates that it will not make any marine lubricants sales to Iranian shipping companies in 2010.  BP Marine sold approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in bunker fuel to Iranian shipping companies in 2008 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2009.  BP had no sales of lubricants or bunker fuel to Iranian shipping companies through June 30, 2010.

Air BP sold approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in fuel to Iranian Airlines outside Iran in 2008, approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2009 and approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million to June 30, 2010.  All sales were terminated with effect from July 2, 2010.  BP also sold approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in lubricants to an Iranian airline in 2009 and 2010 (these sales have now stopped) and lubricants in the approximate amount of $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] to third parties outside Iran for use in Iran.  A BP subsidiary in China sold approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in lubricants to a shipyard in China for use in Iran.

In 2009, Tropical, a bio-fuels JV located in Brazil in which BP has an interest but does not operate or control, sold approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in sugar products to a third party which ultimately were bound for Iran.  No BP personnel were involved in the transaction.

BP registered patents in Iran and paid approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2008, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2009, and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] to June 30, 2010 for these services.  No patents are licensed in Iran.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

As disclosed in the Form 20-F and 2Q Form 6-K, prior to 2010, BP had an equity interest with an Iranian partner in a joint venture (Castrol Iran) that blends and markets lubricants in Iran.  In 2009, Castrol Iran paid approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in taxes and registration and other administrative fees to the government of Iran.  In January 2010 BP restructured its interest in Castrol Iran and currently maintains its involvement through certain contractual arrangements whereby BP provides support to the former joint venture, now called Netlube Iran, via product supply, technical services and trademark license agreements.  None of these agreements involves the supply of refined petroleum products or assists in the manufacture of refined petroleum products as defined by the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or the 2010 EU Decision on sanctions against Iran.  BP sells small amounts of base oil and additives to Netlube Iran for use in blending lubricants.  Technologies are limited to those necessary for the blending of lubricants for domestic supply.

Sudan

In 2007, 2008 and 2009, BP sold approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million, respectively, in aviation fuel to Sudanese entities (primarily Sudan Airways) in Sharjah and Dubai.  Sales through June 30, 2010 totaled $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million.  [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]  BP has no facilities in Sudan.

In 2009 and 2010, BP sold LPG with a total value of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Euros to an agent working on behalf of a Sudan company.  BP understands that the LPG was used in aerosols.  These sales have ceased and BP does not intend to make any further sales.

No technologies, equipment, or services have been provided to Sudan. No payments have been made to the government of Sudan.

Syria

BP sold approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2008 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2009 in aviation fuel to Syrian Arab Airlines (SAA) and Hadid Aviation (Hadid).  The sales to SAA were made in six locations in Europe pursuant to a contract with the Arab Air Carrier’s Organization, in which SAA participates.  BP does not have a contract with Hadid.  Sales are made in response to ad hoc fuel requests which have been made at various locations, usually where BP is the sole supplier of aviation fuel.  BP has made sales of gasoil and lubricants to Syria of $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2008, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2009 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million to June 30, 2010.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

BP has made sales of gasoil and lubricants to Syria of $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2008, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million in 2009 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million to June 30, 2010.

BP purchases Syrian crude in Syria or from third parties for use by non-BP operated refineries.  BP also provides shipping services for Syrian crude.

In 2010, BP visited a data room in connection with a proposed exploration licensing round.  BP does not expect to participate in the 2010 Syrian government onshore licensing round.

No other payments have been made to the government of Syria, and no technologies, equipment, or services have been provided to Syria.

Burma

A non-BP operated Malaysian joint venture sold small quantities of petrochemicals into Burma in 2009.  BP is assessing whether to continue sales for end users in Burma.  BP makes no purchases, sales and other operating revenues and has no assets within Burma.

7.
Please discuss the materiality of any contacts with Iran, Syria, Sudan or Cuba described in response to our prior comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent periods. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba. In this regard, we note from June 2010 news articles that you have joint ventures with NaftIran and NaftIran’s subsidiary, Iranian Oil Company, and note that you conduct joint ventures with the National Iranian Oil Company. In your materiality analysis, please address the potential reputational harm that may result from these arrangements.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

Response:
BP’s sales related to the Shah Deniz and Rhum fields discussed above represented 0.17% of BP’s total sales and other operating revenues in 2009 and the associated assets represented 0.55% of BP’s total assets as of December 31, 2009.  Purchases of crude oil from Iranian counterparties represented 0.62% of BP group’s total purchases for the year ended December 31, 2009.  BP’s share of purchases of base oils and additives and sales of lubricants by BP’s former lubricants joint venture in Iran represented 0.004% and 0.006% of BP group’s total purchases and total sales and other operating revenues, respectively, for the year ended December 31, 2009.  BP’s share of the net assets of the former lubricants joint venture in Iran represented 0.001% of BP’s total assets as of December 31, 2009.

Purchases and sales attributable to BP’s contacts with Syria represented 0.14% and 0.02% of BP group’s total purchases and total sales and other operating revenues, respectively, for the year ended December 31, 2009.  BP has no assets in Syria.

BP makes no purchases, sales and other operating revenues and has no assets within Sudan.  BP sold small quantities of LPG to an agent on behalf of a Sudanese party for the production of aerosols in Sudan, but no longer makes such sales.

Purchases and sales attributable to BP’s contacts with Cuba represented 0.02% and 0.01% of BP group’s total purchases and total sales and other operating revenues, respectively, for the year ended December 31, 2009.  BP has no assets in Cuba and our investment in the lubricants JV there is held at zero value on the group balance sheet.

Sales by the Malaysian JV into Burma are not attributable to BP.  BP makes no purchases or sales and has no assets within Burma.

Finally, as noted above, BP supplies fuels and lubricants to airlines and shipping companies from certain sanctioned countries at airports and ports located outside these countries and to third parties who may re-sell to entities from these countries. BP terminated all fuel sales to Iranian airlines as of July 2, 2010.

From a quantitative point of view, and taking into account the size and diversity of the overall operations of BP, we do not believe that BP’s operations in sanctioned countries are material to BP or pose any material risk for its security holders.

We have also considered qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value that could result from the fact that BP has business interests with countries that the US Government has designated a sponsor of terrorism and that currently are subject to US economic sanctions.  We have also noted the adoption and potential adoption of legislation by certain US states and the internal policies of certain US institutions, which would prohibit investment in, and/or require divestment from, companies that conduct certain business with certain sanctioned countries.  In addition, we have considered, for the purpose of our materiality analysis, that the Iranian, Syrian and Cuban governments, and entities controlled by those governments, may receive payments pursuant to the commercial arrangements related to BP’s operations.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

In light of the immateriality of our contacts with sanctioned countries, which were entered into in the ordinary course of business, we believe that our existing security holders and potential new investors would not consider that these activities adversely affect, or could adversely affect our reputation or share value.  We believe that reasonable investors making an investment decision expect us to continue providing complete and accurate disclosure on the development of our material activities in certain states identified as state sponsors of terrorism by the US Department of State. In our opinion this is fully accomplished in our 2009 Form 20-F and our 2Q Form 6-K.  We further believe that that investors and market analysts are well aware of BP’s interests in which NICO and IOC have interests, both of which have been disclosed in our SEC filings. We are not aware that investor sentiment towards BP has been significantly adversely impacted by these interests.  In addition, we note that the Shah Deniz project is important to the diversity of gas supplies and the energy security of Europe and has received the full support of Western governments, including the United States. As recently as January and June 2010, the US Special Envoy for Eurasian Energy and the US Secretary of State, respectively, confirmed that the development of Shah Deniz, as part of the so-called Southern Corridor that will bring natural gas from the Caspian region to Europe, is a top US priority.

We also disclosed in our 2Q Form 6-K that in the first half of 2010, new sanctions against Iran and against companies that make investments that enhance Iran’s ability to develop petroleum resources or provide or facilitate the production or import of refined petroleum products into Iran were adopted in the US under the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, and that the European Union and the UN also adopted new restrictive measures against Iran. We cannot predict interpretations of, or the implementation policy of, the US Government under, the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 with respect to our current or future activities in Iran or other areas.  However, we monitor our activities with sanctioned countries to ensure compliance with applicable laws and regulations of the US, the EU and other countries where BP operates.  We are continuing to monitor this legislation in order to, as appropriate, convey any potential material risk to our security holders.

Exploration and Production, page 18

North America, page 25

Deepwater Gulf of Mexico, page 25

8.
We note in September 2009, you announced the Tiber discovery in the deepwater Gulf of Mexico, and the discovery well is in 4,132 feet of water. We also note it was drilled to a total depth of approximately 35,055 feet making it the deepest oil and gas discovery well ever drilled.  It appears the Deepwater Horizon was used in the drilling of this well. With a view toward possible disclosure, please tell us if the same drilling technologies and safety procedures were employed for the Tiber discovery as the discovery at Mississippi Canyon, Block 252 and whether you are exposed to similar risks for associated, subsequent appraisal wells.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

Response:
Both the Tiber discovery well and the well at Mississippi Canyon Block 252 were drilled with the Transocean Deepwater Horizon rig. Many drilling technologies remained with the rig and were therefore common to the drilling of both wells.  Other drilling technologies were necessarily tailored to the characteristics of the particular well.  In addition, the management system providing the safety procedures governing the day to day operations of the rig was substantially the same for both wells.

Subsequent appraisal wells should have reduced subsurface risk resulting from the information acquired through the discovery exploration wells.

9.	With a view toward possible disclosure, please address the following with respect to your operating management system (OMS):

•
We note by the end of 2009 your safety and operations audit team had audited a total of 94 BP businesses, including all major operating sites, within a three-year period.  We also note the audits in 2009 included pilot audits for analysis against the requirements of the OMS.  Tell us if your operations at Deepwater Horizon were included in these pilot audits and if so, tell us whether the operations were in compliance with your safety framework.

•
We note your OMS provides a single operating framework for all BP operations and is a key part of continuing to drive a rigorous approach to safe operations.  We also note OMS had been implemented at 70 operations by the end of 2009.  Tell us if OMS was implemented for your operations at Deepwater Horizon, and if so, when the implementation occurred.

•
We note that your 234 oil spills in 2009 totaled 1,191 million litres (7.5 million barrels) and that you state the operating management system is a key part of your approach to safe operations.  Please explain to us the current specific safeguards incorporated by your OMS to prevent oil spills and well blow outs.  Address offshore blow outs separately.  Tell us whether you contemplate future modifications to OMS in light of the MC 252 incident.

Response:
One of the pilot OMS audits was conducted in the Gulf of Mexico. This focused on the Atlantis asset, and, as the Transocean Deepwater Horizon rig was not operating at Atlantis, it was not included in the audit scope.

OMS provides a systematic approach for BP businesses to manage operating risk to prevent accidents, harm to people and to reduce damage to the environment; and involves a process of continuous improvement.

OMS was implemented in BP’s Gulf of Mexico business in November 2009. As part of this, BP’s Gulf of Mexico established a local OMS (LOMS) for each of its operating areas, for Exploration and for Drilling and Completions, including the well drilled at Mississippi Canyon Block 252.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

The LOMS for Drilling and Completions includes the Drilling Wells Operating Practice (DWOP) and 18 Engineering Technical Practices (ETPs) relating to Drilling and Completions. Amongst other things, these ETPs specifically cover Casing and Tubing Design, Well Control, and Well Operations.

We will review the recommendations and lessons learned from the various investigations into the accident and, where appropriate, we will incorporate these into OMS. We would expect to include a discussion on any such significant changes in our 2010 Form 20-F.

10.
We note your disclosure at page 42 regarding “[s]afe, reliable and responsible operations” and your efforts to improve safety.  We also note your disclosure at page 43 regarding environmental management.  Given the safety and environmental issues that you have faced in the past, including with respect to your operations in Alaska, please revise your disclosure in this section and other relevant portions of your filing to briefly describe prior material safety and environmental incidents in order to provide context to your statements regarding safety and environmental management.

Response:
We refer the Staff to the revised risk factors in our 2Q Form 6-K, in particular under the sub-headings “Process safety, personal safety and environmental risks” and “Transportation” under the headings “Other risks-Operational Risks” where we refer to prior safety and environmental incidents.  In future 20-F filings, in the relevant sections where we discuss the group’s environmental management systems, we will describe prior material safety and environmental incidents as appropriate in order to provide context to our statements regarding safety and environmental management.

11.
With a view toward possible disclosure, please tell us what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an additional oil spill or leak from your operations, including your offshore operations.

Response:
All of BP’s operations are required to comply with all applicable laws, including those requirements relating to dealing with the environmental impact of oil spills or leaks, in all regions where we operate.  Within OMS, BP has a controlled document on Crisis and Continuity Management that covers recommendations and approved good practice.  OMS also requires environmental risks and hazards to be identified and managed including those related to unplanned events e.g. oil spills. Country specific regulators require such plans to be in place and approved as part of our licence to operate.

Environmental impact assessments (EIAs), which are completed for many of our projects and operations, include information on the potential environmental impact that might occur in the event of a spill. This includes modeling and predictive assessments of where and how oil might impact identified environmentally sensitive sites, species or commercially vulnerable sites.

Oil spill response plans build off the information in the EIA and environmentally sensitive areas are mapped, preventative response plans agreed, and clean up and remediation procedures established to determine clean up end points.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

Specific response techniques, including booming and use of dispersants are assessed on a case-by-case basis. The response techniques with the least environmental impact are usually agreed based on the sensitivity of the receiving environment.  In many countries where BP operates, the regulator will determine and agree on the procedures to deal with the environmental impact.

Acute response plans are often focused on the physical containment and recovery of the spilled oil, though they will also recognise that components in dispersed oil will be subject to processes of biodegradation, which may be facilitated and accelerated by the application of chemical dispersants.

The potential actions during the acute stages of an offshore spill response include:

•	Booms can be placed around the spill to gather the oil. A curtain is attached to its underside to prevent the oil from sliding out underneath it and spreading further.

•	Sorbents can absorb the oil.

•	In situ burning can be used to reduce the amount of oil on the water.

•	Skimming equipment can be placed around the area to scoop it from the water’s surface.

•
Chemical dispersants can help the oil break up more quickly and mix more easily with the water column. Specific dispersants have been developed for different oils.  The net environmental benefit of using chemical dispersants should always be considered and assessed before use.

For onshore operations, BP’s refineries each have detailed spill response plans that include passive and active containment measures that are appropriate for their specific location and type of operation.

In conjunction with the US authorities, BP has gained significant experience in combating and mitigating a major oil release.  The learnings from our spill response experience will be incorporated into the current remediation plans and procedures and also shared with governments, regulators and the industry world-wide.

12.
We note your disclosure at page 42 regarding the Independent Expert’s second annual report dated March 2009.  Please tell us why you did not disclose in your annual report on Form 20-F for the fiscal year ended December 31, 2009 that the Independent Expert found that “a substantial amount of work remains” to complete the implementations of the recommendations issued by the BP U.S. Refineries Independent Safety Review Panel, including with respect to the “significant gaps” in process safety management systems and/or their implementation at three U.S. refineries identified in audits.  In addition, please tell us what considerations you gave to identifying in your annual report all of the areas that the Independent Expert believed warranted more focused attention to better address particular recommendations, as set forth in his second annual report.  In that regard, we note your disclosure at page 74 of your annual report with respect to only three of the seven areas.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

Response:
On page 42 of the Form 20-F we referred to the Independent Expert’s Second Annual Report (from March 2009); on page 74 we provided further information on his report and his interaction with the relevant Board Committee; and on page 74 we disclosed that Mr. Wilson’s report was made available on BP’s website (although information on BP’s website does not form part of the Form 20-F).  Further information and commentary on Mr. Wilson’s report was provided in the BP Sustainability Review 2009 which was also made available on BP’s website.

Mr. Wilson was appointed, as noted on page 42, for a five year term.  In Mr. Wilson’s full report for 2009, he noted that “The BP Board, executive management and Refining management have each demonstrated strong support for a multi-year program for improving process safety performance.”  However, the company and Mr. Wilson both acknowledge that implementing the recommendations of the BP U.S. Refineries Independent Safety Review Panel will take a number of years.  We disclosed on page 74 in commenting on Mr. Wilson’s report that “it was also recognized that the journey requires investment not only in engineering but in sustaining cultural change and this will take many years to complete.”  We believe this disclosure essentially conveys the substance of Mr. Wilson’s statement that a substantial amount of work remains and that this is consistent with where we would expect to be in the second year of a multiyear workplan that was agreed with Mr. Wilson.

In the executive summary to his report Mr. Wilson highlighted eight “Areas of Notable Progress” and seven “Areas Requiring More Focussed Attention”.  Mr. Wilson did not rank the items in either of those categories; he wrote, “This report summarizes some areas of significant progress made during the reporting period and some areas where more focussed attention is needed. It should be noted that the items below are not listed in any order of significance”. On page 74 we disclosed three examples from the areas of progress and three from the areas where more focussed attention was needed.  We believe these examples adequately conveyed the tenor of Mr. Wilson’s report but we also referred to the full report being available on our website.

Note 4, Segmental Analysis, page 124

13.
We note you have two reportable segments, Exploration and Production and Refining and Marketing.  Please explain how your determination of your reportable segments complies with IFRS 8, paragraph 11.  Significantly, tell us if Exploration and Production and Refining and Marketing are two operating segments that are reportable or whether these two reportable segments consist of several operating segments that are aggregated in accordance with paragraph 12 of IFRS 8.  If you are aggregating operating segments, please provide your analysis which demonstrates that the operating segments being aggregated exhibit similar economic characteristics.  Further, tell us how you determined it is appropriate to aggregate your Shipping business within your Other businesses and corporate segment.

Response:
We have determined that Exploration and Production (E&P) and Refining and Marketing (R&M) are two operating segments that are separately reportable.  They do not consist of several operating segments that are aggregated in accordance with paragraph 12 of IFRS 8.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

The definition of an operating segment is provided by paragraph 5 of the standard as follows:

5.           An operating segment is a component of an entity:

(a)	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity,

(b)	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c)	for which discrete financial information is available.

The key criterion included in the above definition that leads to the determination that E&P and R&M are operating segments, is that their operating results are regularly reviewed by the chief operating decision maker (CODM), to assess performance and to make decisions about resource allocation. In BP’s case the CODM is the group chief executive.  At the next level below our business segments, the business is organised into strategic performance units (SPUs).  Performance assessment and decisions about resource allocation to the SPUs are carried out by the chief executives of the relevant business segments.

In addition to E&P and R&M, BP has one other operating segment, which is Alternative Energy (AE). AE does not meet the quantitative thresholds in paragraph 13 of IFRS 8 and therefore is not a reportable segment. AE is aggregated within Other businesses and corporate in accordance with paragraph 16 of IFRS 8.

Shipping is a functional activity within BP.  Its primary purpose is the shipping of hydrocarbons principally on behalf of E&P and R&M and it also manages the risks relating to shipping activities for BP as a whole. Its results are not reviewed separately by the CODM.  Our shipping activities do not meet the criteria to be classified as an operating segment. The Shipping function is aggregated with other operating segments that are not reportable (AE) and other business activities within Other businesses and corporate in accordance with paragraph 16 of IFRS 8.

Form 6-K furnished June 21, 2010

14.
We note your disclosure in your report on Form 6-K regarding your position with respect to the obligations of other parties to share in the cleanup costs related to the spill in the Gulf of Mexico that relates to Mississippi Canyon, Block 252.  With a view toward possible disclosure, please explain to us the following:

•
Clarify the extent to which specific environmental or other regulations (e.g. the U.S. Oil Pollution Act of 1990 and the Jones Act) may apply to you with regard to this incident.  Tell us what these regulations may require of you and discuss any potential penalties.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

Response:
The June 18 press release announced BP’s strong disagreement with Anadarko Petroleum Corporation’s (“Anadarko”) statement that BP was “grossly negligent” or engaged in “willful misconduct” as operator for Mississippi Canyon, Block 252 (“MC252”).  BP was also emphasizing that Anadarko’s position would not diminish BP’s commitment to clean up the oil and gas spill in the Gulf of Mexico and pay all legitimate claims.  BP’s additional comments in the press release regarding the potential responsibilities and obligations of other parties reflect the fact that the Oil Pollution Act, 33 U.S.C. § 2709, grants responsible parties the right to seek contribution from other responsible parties or potentially responsible parties.  BP intends to exercise this right, and other applicable contractual or legal rights, to have other potentially responsible parties satisfy their own obligations to contribute to the clean up effort and claim payments.

The main regulatory regime that applies to the MC252 operations of BP is administered by the Minerals Management Service (renamed the Bureau of Ocean Energy Management, Regulation and Enforcement (“BOEMRE”)) under the Outer Continental Shelf Lands Act (“OCSLA”).  BP believes that it has complied with the OCSLA statute and MMS regulations.  Environmental citizen suits have been brought or threatened against BP or federal agencies alleging violations of OCSLA and BOEMRE regulations.  These same citizen suits and some private damage claims invoke other environmental statutes as well, such as the Clean Water Act and the Migratory Bird Treaty Act.  Additional citizen suits and private damages claims may be filed under these or other federal and state laws.  BP may be potentially liable for penalties under a number of different federal statutory regimes, including OCSLA, the OPA, the Clean Water Act, and the Migratory Bird Treaty Act.  These statutory regimes may also require cleanup or other remedial actions to occur under agency supervision.  To date, however, the federal government has not brought any enforcement actions against BP under any environmental statutes.  Because of the existence of enforcement discretion, BP cannot predict with any degree of precision or certainty at this time what penalty claims may be advanced or what remediation or other actions may be sought under which particular statutes.  Some state environmental enforcement cases involving harm to wildlife have been brought by several Parish District Attorneys in Louisiana, and additional actions may be brought by state officials in Louisiana and other States.  All of the proceedings in these matters are in their early stages, and BP is not able to predict potential outcomes.  BP is continuing to evaluate claims as they are made and is opposing actions and defending against claims as it deems appropriate.  On June 16, BP announced an agreed package of measures, including the creation of a $20 billion fund (the “escrow account”) to satisfy certain obligations arising from the oil and gas spill.  It is too early to quantify other potential costs and liabilities associated with the incident.  As described in the 2Q 6-K, BP’s financial results for the second quarter of 2010 reflects a pre-tax charge in relation to the Gulf of Mexico oil spill, which comprises costs incurred up to June 30, obligations for future costs which can be reliably estimated and rights and obligations under the escrow account.  The provision includes an amount for estimated penalties for strict liability under the Clean Water Act based on certain assumptions but as described above it is not possible to predict potential outcomes under other statutory regimes.

BP understands the reference to the Jones Act contained in the Staff’s comment as contemplating potential remedies for injured seamen.  In that respect, the Jones Act, 46 U.S.C. § 30104, creates a maritime cause of action for seamen and does not give rise to agency regulations.  Several Jones Act claims have been filed in connection with the tragic deaths caused by the explosion of Transocean’s drilling rig, the Deepwater Horizon.  BP is not aware of a basis for governmental penalties to attach to any such claims.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

•
With regard to your contracts with Transocean, Ltd., Halliburton Company, the co-owners of the leasehold interests and any other relevant parties, describe to us in sufficient detail any obligations or other potential liability you may have.  For example, tell us the extent of your environmental liability, liability for removal of the wrecked rig, liability for personal injuries and deaths and loss of revenue.

Response:
BP Exploration & Production Inc. and BP America Production Company (hereinafter, either company is referred to as “BP”) have entered into various agreements with Transocean Holdings LLC, Halliburton Energy Services, Inc., and other contractors relating to the MC252 well.  The terms of these agreements, including their liability indemnification provisions, vary from contract to contract.

In general, however, the indemnification provisions in these contracts state that BP will indemnify the contractor for personal injuries to BP’s employees or damage to BP’s property and equipment, while the contractor will indemnify BP for personal injuries to the contractor’s employees or damage to the contractor’s equipment and property.  BP America Production Company’s Drilling Contract with Transocean Holdings LLC provides that Transocean Holdings LLC will indemnify BP America Production Company and its affiliates from claims for loss of or damage to the drilling rig and its equipment, including salvage or removal costs.  Regarding pollution, in general the agreements provide that the contractor will indemnify BP for pollution originating on or above the surface of the land or water from the premises, property, or equipment of the contractor, while BP will indemnify the contractor for all other pollution.  The contracts further generally provide that neither party shall be liable to the other for consequential damages, including lost profits or business interruptions.

Both BP and the contractors may make various legal arguments asserting and opposing both the scope and applicability of the various indemnification obligations under these contracts.  Courts or arbitrators may need to rule on such arguments and determine the scope and validity of the provisions.  Whether, the extent to which, or how these provisions will be applied cannot be determined at this time.

As for the co-owners of the leasehold interest, pursuant to various agreements, BP Exploration & Production Inc. (“BPXP”) holds a 65% interest in the MC252 well, Anadarko holds a 25% interest, and MOEX Offshore 2007 LLC (“MOEX”) holds a 10% interest.  Under the Joint Operating Agreement (“JOA”) between the parties, BPXP is designated as the operator of the contract area, and Anadarko and MOEX are designated as non-operating parties.  BPXP typically pays all costs of activities and operations from a joint account maintained under the JOA, and then Anadarko and MOEX reimburse the joint account in proportion to their respective participating interests.  The JOA provides that the costs to provide or have available pollution containment and removal equipment plus the actual costs of control and cleanup and resulting responsibilities of oil spills are chargeable to the joint account.  To date, $2,511 million has been billed to Anadarko and MOEX which BP believes to be contractually recoverable, including $2 million of interest on the delinquent balance. Of this amount, $1,774 million relates to costs incurred relating to the incident for the period to July 31, 2010. The past due billings through July of $1,433 million to our joint venture partners under the joint operating agreement have not been paid. While BP believes that the non-operating parties’ share of costs are contractually recoverable, recovery is not certain and will be the subject of disputes in the future.  This uncertainty is disclosed in the 2Q Form 6-K in the risk factors under the heading “Principal risks and uncertainties – The Gulf of Mexico oil spill – Claims, litigation and enforcement risk.”

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

•	Describe any provisions regarding liability indemnification in your contract(s) related to the Mississippi Canyon, Block 252 operations.

Response:                      Please see our response to the preceding comment.

•	Quantify the amount of insurance coverage, if any, including relevant deductibles, you have related to Mississippi Canyon, Block 252, and the related incident.

Response:
As disclosed on page 40 of our Form 20-F and in the revised risk factors included in our 2Q Form 6-K, in particular under the heading “Principal risks and uncertainties – Other risks – Strategic risks – Liquidity, financial capacity and financial exposure,” the group does not have third party insurance coverage for its clean up and other obligations relating to the MC252 oil spill. As an intra-group matter, BPXP, our wholly owned US subsidiary, obtained insurance on the MC252 from a third party provider, but that provider reinsured 100% of the risk with BP’s wholly owned insurer, Jupiter Insurance Limited, a company incorporated in Guernsey.  BP has rights as an additional insured under insurance policies procured for its benefit by its contractors, as well as indemnity rights under certain of the contracts relating to the MC252 well.  The extent of the insurance coverage to which BP is legally entitled under these policies and contracts is currently being examined, will depend on a variety of factors and is now partly the subject of litigation initiated by parties other than BP.

•	Describe the reasonably possible impacts of this incident on your financial position, results of operations and liquidity, including loss of revenues and costs expected to be incurred.

Response:
We refer the Staff to our 2Q Form 6-K which contains a detailed discussion of the Gulf of Mexico incident, in particular under the headings “Gulf of Mexico oil spill,” Note 2 to the financial statements (“Significant event in the period – Gulf of Mexico oil spill”), “Principal risks and uncertainties – The Gulf of Mexico oil spill,” and “Legal proceedings – Proceedings and investigations relating to the Gulf of Mexico oil spill.”

15.
Please tell us what consideration you have given to amending your annual report on Form 20-F for the fiscal year ended December 31, 2009 to file your material contracts related to the Mississippi Canyon, Block 252 operations, including any such contracts with Transocean, Ltd., Halliburton Company, the co-owners of the leasehold interests and any other relevant parties.

Response:
The contracts relating to the MC252, including the joint operating agreements and contracts with contractors and suppliers, are contracts that ordinarily accompany the kind of business that we and our subsidiaries operate and are customary for oil and gas exploration and development activities. BP has extensive exploration and development activities requiring contractual engagements with many different parties. Although the activities are similar, the terms and conditions are negotiated on a case by case basis. BP’s business is not substantially dependent on any one of these arrangements nor on any particular development and therefore we have concluded that these and similar contracts are not required to be filed pursuant to the Instructions as to Exhibits set forth in Item 19 of Form 20-F.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

In respect of the potential recovery from other parties under these contracts relating to the Gulf of Mexico incident, BP has made clear its commitment to clean up the oil and gas spill in the Gulf of Mexico and pay for all legitimate claims. It has disclosed the impact of this incident on its financial results, including the provision made for future costs which can be reliably estimated at this time, and disclosed the contingent liabilities to which it is exposed. It has not offset against these exposures any potential recovery from other parties.  While BP intends to exercise its contractual rights under these contracts, it has made clear it is not substantially dependent on recovery from any third party. Therefore we do not consider it necessary to file the contracts relating to the MC252.

Engineering Comments

Group Overview, page 6

Production and net proved reserves, page 13

16.
We note by footnote “a” that your crude oil volumes include natural gas liquids.  Please explain to us if NGL comprise a material portion of these crude oil volumes.  If true, reconcile the NGL price difference from conventional crude.

Response:	We do not believe that our NGL volumes comprise a material portion of our crude oil volumes.

Our total NGL production in 2009 was [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] mboed, just [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]% of our total liquids production of 2,535 mboed.  Our NGL production is primarily from our US assets with a total of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] mboed of NGL production compared to a total liquid production from the US of 665 mboed.  The remainder of our NGL production is spread between our geographic regions, with no other region having more than 20 mboed.  Considering the immateriality of the NGL volumes in our total crude oil production we do not show volume or price information for NGL production separately.

17.
Your footnote also states, “Production and proved reserves exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently, and include minority interests in consolidated operations.”  Please tell us the countries in which royalty owners satisfy these conditions.

Response:
We exclude royalty payments made to landowners and governments in three countries: the US, Canada and Colombia, where there is the option and ability for the royalty owners to lift and sell independently.  In other countries we believe that payments to foreign governments called royalties are actually production taxes on either the volume or value of the production.  These foreign governments do not have both the option and ability to lift and sell independently and we make most of these payments in cash.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

Exploration and Production, page 18

Key Statistics, page 19

18.
Item 1204(b) of Regulation S-K specifies the disclosure for each of the last three fiscal years, by geographical area:  (1) The average sales price (including transfers) per unit of oil, gas and other products produced; and (2) The average production cost, not including ad valorem and severance taxes, per unit of production.  We note that your tabular presentations of average sales prices and average unit production costs exclude equity-accounted entities.  Please revise your presentation to provide such information or tell us why it is not required.

Response:
Based on our analysis of the revised SEC Rules, specifically the general requirements of Item 1201 and the specific sales price and cost per unit requirements of Item 1204 (see Instruction 1 to Item 1204 which states “Generally, net production should include only production that is owned by the registrant . . .”), we concluded that these disclosures do not apply to equity-accounted entities; rather they only pertain to the reporting entity and its consolidated subsidiaries.  The revised disclosure requirements for equity-accounted entities relating to oil and gas activities are contained in the FASB’s Topic 932. Our interpretation of the requirements of the revised Standard was that disclosures about average sales prices and average costs were not explicitly requested for equity-accounted entities.

19.
We note your statement “At the point of final investment decision, most proved reserves will be categorized as proved undeveloped (PUD).  Volumes will subsequently be recategorized from PUD to proved developed (PD) as a consequence of development activity.  When part of a well’s proved reserves depends on a later phase of activity, only that portion of proved reserves associated with existing, available facilities and infrastructure moves to PD.”  With a view toward possible disclosure, please describe to us the “later phases of activity” that are included in your final investment decision.

Response:
This paragraph from our Form 20-F describes how we move volumes from PUD to PD as the facilities and wells become available.  We only move the fully developed volumes from PUD to PD if all of the facilities required to produce those volumes are in place.  The most common example of a PUD volume which depends on a later phase of activity would be a reserve that depends on a waterflood, supported by pilot or analogous reservoir performance, which is planned to start-up shortly after initial depletion of a reservoir.

Other situations where reserves would be held as PUD rather than progressing to PD are compression projects, facility upgrades and improved recovery schemes.  In all cases, the projects themselves must meet all of the requirements as set out in Rule 4-10 for proved reserves attribution, including for improved recovery techniques:

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

•	successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole;

•	the operation of an installed program in the reservoir or an analogous reservoir; or

•	other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based.

An example of this staged movement of volumes is the Clair field in the UK North Sea.  Clair was discovered in 1977, but a Final Investment Decision for Phase 1 was not made until 2001, when the first PUD booking was made for Phase 1.  Start-up was in early 2005, with the first promotion from PUD to PD.  The initial Clair waterflood PUD bookings were based on an in-reservoir extended well test, coreflood data and long term performance from analogous reservoirs in the North Sea, with commissioning planned and successfully executed, one year after field start-up.

The initial history of the PUD to PD movements for Clair is shown in the table below (the volumes are expressed in mmboe of oil equivalent).

Year	EUR	PUD	PD	Cumulative Production	Comments
2005	[*]	[*]	[*]		Clair Phase 1 development sanctioned in Oct. 2001. Reserves are for 24 year production including waterflood.
	[*]	[*]	[*]		A01 Producer natural depletion
	[*]	[*]	[*]		A02 Producer natural depletion
	[*]	[*]	[*]		A03z Producer natural depletion
	[*]	[*]	[*]	[*]	Addition of 2005 production of [*] mmboe
2006	[*]	[*]	[*]	[*]	Bring A04 (water injector) on-line and injection facilities start-up. A04 supports all 3 production wells A01, A02 and A03z
	[*]	[*]	[*]	[*]	A05 Producer
	[*]	[*]	[*]	[*]	Addition of 2006 production of [*] mmboe

*	CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

Note the initial PD promotion in 2005 was prior to the supporting injector (A04) being brought on-line and the water injection facilities commissioned.  Hence, in 2005 the PD volumes are only those associated with primary depletion through wells A01 through A03z.  The incremental recovery associated with secondary water flood benefit from these wells is retained in PUD until 2006, when the A04 well started water injection.  EUR for Clair has continued to grow with field performance and facility expansions.

20.
With a view toward possible disclosure, please tell us the figures by location for the “material volumes of proved undeveloped reserves” which are part of ongoing development activities.  Include the date of first booking for each activity.

Response:
All of BP’s proved undeveloped reserves are part of ongoing development projects.  Our proved undeveloped reserves are shown by geographic region in our 2009 Form 20-F and we have material volumes in all geographic regions.

The section of our Form 20-F that is quoted in the Staff’s Comment discusses proved undeveloped reserves associated with projects which take longer than five years to progress to initial development.  We define initial development as the start of production through the principal facility for the field for which there may be PDs booked and not extended test facilities for offshore and similar developments and initial well production for most onshore developments.

There are two principal situations where volumes may take more than five years to move from initial recognition and booking to initial development – giant field developments and long term gas sales contract fulfilment.

BP has volumes expected to take longer than five years from booking to initial development in the US, Canada, Trinidad and Angola.  The fields and volumes expected to remain on our books as PUDs for more than five years are listed in the table in the appendix and discussed in our response to the Staff’s Comment 21.

21.
With a view toward possible disclosure, please tell us your PUD volumes which are scheduled for initial development more than five years after first booking.  Include the specific circumstances that justify such delay to development.

Response:
BP’s major development projects consist of giant fields which by their nature and development plan take many years to progress from final investment decision to developed reserves.  Optimal development will mean many years of drilling both for initial development and subsequent infill locations.  Remote projects may require three to seven years of construction and drilling prior to start-up, with a sustained period of development drilling to follow thereafter.

Large gas projects meeting domestic demands or for LNG conversion typically have gas sales contracts over many years with penalties for non-fulfilment of supply.  The contracts define the volume of delivery, often determined by the facility capacity, so the field developments must be phased to meet this limit over many years.

In all cases BP follows the guidance given by the Staff’s Oil and Gas Rules Compliance and Disclosure Interpretation No. 131.03 and will not recognize proved undeveloped reserves unless:

•	The volumes meet all requirements for proved reserves attribution as described in Rule 4-10;

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

•	We have made a final investment decision;

•	There are ongoing significant development activities in the area;

•	There is a historical record of completing development of comparable long-term projects;

•	We are following a previously adopted development plan; and

•	Our development timing and phasing is a consequence of external factors such as facility constraints (number of rigs on a platform) or optimized development timing to meet gas sales contract limits.

The table in Appendix 1 lists in detail our PUD volumes at the end of 2009 that we do not expect to develop within the next five years (in mmboe of oil equivalent).

All volumes which have been booked longer than five years are associated with currently producing fields or projects (such as the Trinidad Atlantic LNG project), and are being actively moved to PD status as wells are completed or facilities become available.

22.
With a view toward possible disclosure, please explain to us the additions and reductions to your PUD oil and gas reserves with a description of the different types of change to PUD reserves, e.g. acquisition, discoveries and extensions, revision.

Response:
The following table shows, by geographic region, a reconciliation of our starting and ending proved undeveloped reserves position for 2009 for all of BP, our subsidiaries only and our equity accounted entities only.  In aggregate, we progressed [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] mmboe of reserves to proved developed reserves, and replaced these with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] mmboe of new reserves from a combination of revisions, improved recovery, discoveries and extensions and net sales. The net PUD position was reduced by [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] mmboe in 2009.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Positive revisions in 2009 were dominated by the impact of license extensions in a number of our Russian fields.  Our US and Australasian PUDs were revised following new technical information leading to deeper lowest known oil and improved reservoir performance.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

Negative revisions were principally in countries with production sharing contracts which were impacted by higher oil prices.  This was most evident in Asia and Africa.  Russian PUD volumes were reduced as a result of new mapping and volumetrics using technical data following a major drilling project which concluded in 2009.

Improved recovery values are based on infill drilling programs targeted at increasing recovery factor rather than extending proved area and additional volumes associated with compression projects.  Discoveries and extensions are associated with new and existing major projects across our portfolio.

Reserves and production, page 21

23.
We note your statement, “BP bases its proved reserves estimates on the requirement of reasonable certainty with rigorous technical and commercial assessments based on conventional industry practice.”  Rule 4-10(a)(24) of Regulation S-X describes estimated ultimate recoveries as reasonably certain if such EURs are much more likely to increase or remain constant as additional technical information is acquired.  With a view toward possible disclosure, please support your statement to us with reference to the historical technical revisions of your proved reserves.

Response:
The following table shows a breakdown of our annual changes to total proved reserves volumes for subsidiaries and equity-accounted entities for the past 5 years.  As the table demonstrates, we have a track record of ongoing positive revisions showing that our earlier proved reserves bookings were reasonably certain.  In addition, we have a track record of improved recovery additions including infill drilling across our portfolio indicating increasing EUR.

Historical Proved Reserves Bookings (mmboe)

	2009	2008	2007	2006	2005
Opening Balance	18147	17814	17700	17893	18298
Total Revisions	678	386	665	852	490
Revisions due to Price	[*]	[*]	[*]	[*]	[*]
Technical Revisions	[*]	[*]	[*]	[*]	[*]
Improved Recovery	509	731	313	617	661
Discoveries and Extensions	721	615	604	165	251
Net A&D	-282	30	-61	-386	-332
Production	-1481	-1428	-1407	-1442	-1473
Closing Balance	18292	18147	17814	17700	17893

*	CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

Total revisions can be distorted by price impacts which affect the cessation of production data and production sharing contract entitlements.  In the above table, the total revisions of previous estimates are broken out by price impact and revisions resulting from additional technical information.  As is demonstrated by the table, our historical technical revisions have in aggregate been consistently positive.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

A similar trend is shown by analysing historical additions on a field by field basis for revisions since a given booking date.  Taking all of the 336 fields with proved reserves in 2006, 309 (92%) have had no material change (±1 mmboe) or have had positive technical revisions in subsequent years through year end 2009.  The fields with no change or positive technical revisions resulted in addition of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] mmboe, while those with negative revisions accounted for a loss of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] mmboe, resulting in net addition over the period of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] mmboe due to increased technical understanding of our fields.  The average positive revision by field over the time period was 16.3 mmboe, while the average negative revision by field was 13.7 mmboe which shows that there is no evident bias in either overestimating or underestimating proved reserves.  A similar analysis can be performed for bookings in any year with similar results.  This track record of EURs increasing or staying constant supports the reasonable certainty of our proved reserves estimates.

Azerbaijan, page 28

24.	With a view toward possible disclosure, please explain to us the circumstances surrounding the subsurface gas release on the Central Azeri platform and the results of the review referenced here.

Response:
On 17 September 2008, high pressure water followed by gas vented from a well on the Central Azeri platform resulting in shutdown and evacuation of the Central Azeri and bridge-linked CWP (compression, water injection, and power) platforms. No one was injured. The flow of gas persisted for approximately 24 hours.

An investigation into the circumstances was carried out and factors which could have contributed to the release of gas were considered. These factors were a wellbore pathway to the surface, a leak of injection gas to the surface, or small flows and leaks that built up in a shallow reservoir over time and then discharge to surface.  The investigation also determined that natural phenomena (such as biogenic gas) could not be ruled out as causing or contributing to the root cause.

Recommendations following the investigation were put in place relating to the well design and construction process.  Additional monitoring measures were also put in place.

The CWP platform was restarted October 12, 2008 and the CA platform was restarted December 19, 2008.

No further events of this type have occurred since the platform resumed production.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

Iraq, page 29

25.
We note that you entered a contract with South Oil Company of Iraq to expand production of the Rumaila field.  If you plan to claim proved reserves associated with this project, please furnish to us a detailed explanation of the contractual arrangements that support your claim to proved reserves.  Address the capital you will have at risk, the contractual oil price(s) and the cost recovery and profit apportionment of derived revenue.  Please tell us if you will be allowed to apply production/revenues from other areas to your Rumaila field cost recovery and profit balances.

Response:
It is our opinion that the contract with the South Oil Company of Iraq contains the fundamental elements required to book reserves under the reporting requirements of the SEC and we are planning to claim proved reserves associated with this project once all of the required SEC criteria are met.

BP, as one of the contractor parties, has significant exposure to risks and rewards associated with the ownership in Rumaila and will receive a variable entitlement to fees which it is our intention to take in oil.  Therefore, in our view whilst the contract is termed a ‘Technical Service Contract’, in substance it is a Production Sharing Agreement (PSA) and we intend to report the volumes associated with this contract in line with the booking principles we use for Production Sharing Agreements.

Capital at risk

Our current estimate of the total investment required to rehabilitate and redevelop Rumaila field is approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].  BP has a 38% working interest in this project [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

Contractual oil price

The volume of oil to which BP is entitled will be determined using an Official Selling Price (OSP) which is in line with market practice in Iraq and not specific to the contract.  The OSP will differ from the actual price we would realise for selling the Export Oil and we bear the risk on any price difference although this delta is expected to be small as the OSP is expected to be set at the prevailing market price.

Cost recovery and profit apportionment of derived revenue

BP’s entitlement will take into account recovery of both capital and operating costs incurred plus a remuneration fee paid on production in excess of an agreed base level.

Cost recovery from production from other fields

Given the current pipeline and facilities infrastructure, the oil received as payment for fees in kind will not necessarily come from the Rumaila field.  Currently, there is no mechanism for segregating oil from different fields.

Therefore, the volumes which BP will receive as entitlement are not necessarily the same molecules as being produced in Rumaila.  However, the amounts to be received are clearly tied to Rumaila production and therefore, this does not appear to change the substance of the arrangement.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

Supplementary information on oil and natural gas (unaudited), page 183

Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves, page 194

26.
We note the line item for changes to the standardized measure, “Previously estimated development costs incurred during the year” is $13,800 million ($11,700 million and $2,100 million for subsidiary and equity accounted, respectively).  The 2009 costs incurred (pages 184-185) present actual development costs as $12,392 million (=$10,396 million + $1,996 million).  With a view toward possible disclosure, please reconcile this difference to us.

Response:
The 2009 data presented in the “Oil and natural gas exploration and production activities” tables on pages 184-185 of the Form 20-F is the actual development cost spent during the year.  Standardised Measure of Oil and Gas (SMOG) shows the previously estimated development cost for the year i.e. it is the capital expenditure that was estimated for 2009 in the year ended 2008 SMOG valuation. This will, therefore, not align exactly with the actual spend in 2009.

In principle there would be two main sources of difference between these two amounts:

•	Differences between the estimates at the end of the previous year compared to the amounts actually incurred as described above; and

•
Development costs incurred in relation to the projects where no proved reserves are reported, since the SMOG data only relates to proved reserves, whilst the data in the note on page 184-185 is in relation to the total development expenditures in the year, some of which relates to the reserves which do not meet SEC criteria for being reported as proved.

Productive oil and gas wells and acreage, page 196

27.
In part, Item 1208(b) of Regulation S-K requires the disclosure, if material, of the minimum remaining terms of leases and concessions.  We note the absence of such information.  Please revise your presentation to provide such information or tell us why it is not required.

Response:
We do not believe that providing information by geographic area (primarily by continent) on the minimum remaining terms of leases and concessions provides meaningful data for a company whose reserves are in many different locations such as BP.  There will be a significant variation of minimum lease and concession terms within each region and to present, for example, an average of these would not be meaningful.

In general, a significant number of lease and concession arrangements are not near expiry.  Where there is a significant lease or concession that is close to expiry, disclosure is provided in the narrative text commenting on major business events in the front part of the Form 20-F.  For example the following disclosure was provided in 2009 20-F “During 2009, the strategy and detailed plan for the termination of the Santiago de las Atalayas field contract by June 2010, and its subsequent operation by Ecopetrol, was designed and implemented.”

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

*****

We acknowledge that BP is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to BP’s Form 20-F, and that BP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Very truly yours,

/s/ B.E. GROTE
B.E. GROTE

cc:	K. Campbell (Sullivan & Cromwell LLP)

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF
PORTIONS OF THIS LETTER IN ACCORDANCE WITH
17 C.F.R. § 200.83

Appendix 1

PUD volumes at end-2009 that we do not expect to develop within the next five years in oil equivalent terms (mmboe)

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]